THIRD AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

THIS AGREEMENT is made as of February 9, 2015.

BETWEEN:

GOLDCORP INC.,
a company existing under the laws of the Province of Ontario
(“Goldcorp”)

AND:

TAHOE RESOURCES INC.,
a company existing under the laws of the Province of British Columbia
(“Tahoe”)

     WHEREAS, Goldcorp Holdings (Barbados) Ltd. and Guatemala Holdings Ltd., wholly owned subsidiaries of Goldcorp (collectively referred to as the "Vendors"), and Tahoe entered into an agreement dated the 3rd day of May, 2010 (the "Transaction Agreement") for the purchase by Tahoe and the sale by the Vendors of all of the issued and outstanding shares in the capital of Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados (collectively referred to herein as the "Transaction");

     AND WHEREAS, upon completion of the Transaction, the Vendors collectively owned 40% of the then issued and outstanding common shares of Tahoe;

     AND WHEREAS, the Vendors and Tahoe entered into a Shareholders' Agreement dated June 8, 2010 (the "Original Shareholders’ Agreement") in connection with the Tahoe Shares;

     AND WHEREAS the Vendors have transferred their Tahoe Shares to Goldcorp;

     AND WHEREAS Tahoe and Goldcorp agreed to certain amendments to the Original Shareholders Agreement and entered into an Amended and Restated Shareholders’ Agreement dated as of the 12th day of October, 2010;

     AND WHEREAS the parties desire to further amend and restate the Original Shareholders’ Agreement;

     AND WHEREAS, to give effect to the agreement of the Parties, Goldcorp and Tahoe have agreed to enter into this Second Amended and Restated Agreement to amend and restate the Original Shareholders' Agreement and to govern the relationship of the parties in connection with the Tahoe Shares owned by Goldcorp;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual agreements in this Agreement, and of other consideration the receipt and sufficiency of which are acknowledged by each Party, the Parties agree as follows:

1.           Definitions

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"Affiliate" of any Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this Agreement, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have the meanings correlative to the foregoing;

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"Agreement" means this Second Amended and Restated Shareholders’ Agreement, as the same may be further amended and restated from time to time;

"BCBCA" means British Columbia Business Corporations Act [SBC 2002] Chapter 57;

"Board of Directors" shall have the meaning ascribed thereto in subsection 7(a);

"Business Day" means any day other than a Saturday, Sunday or a day that is a statutory holiday in the Province of British Columbia;

"Equity Financing" means the issue and sale of Equity Securities, directly or indirectly, for cash or cash equivalents other than the issue of Equity Securities upon the exercise of any stock options granted following the date hereof;

"Equity Financing Notice" shall have the meaning ascribed thereto in subsection 4(a);

"Equity Securities" means Tahoe Shares or securities convertible into or exercisable or exchangeable for Tahoe Shares including, without limitation, convertible debt securities;

"Goldcorp Director Nominee" shall have the meaning ascribed thereto in subsection 7(a);

"Goldcorp Percentage" means the percentage of the issued and outstanding Tahoe Shares owned beneficially by Goldcorp and its Affiliates collectively, calculated in accordance with Section 2 hereof;

"Goldcorp Right" shall have the meaning ascribed thereto in subsection 3(a);

"Non-Cash Transaction" means a transaction whereby Tahoe issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company;

"Outstanding Equity Securities" means the number of Tahoe Shares issued or outstanding at a particular time on a fully diluted basis, excluding only Equity Securities issuable upon the exercise of any stock options granted following the date hereof;

"Parties" means Goldcorp and Tahoe and "Party" means any one of them;

"Person" shall be broadly interpreted and includes any individual, sole proprietorship, partnership, limited partnership, firm, unincorporated association, unincorporated organization, syndicate, trust, joint venture, body corporate, governmental authority, and any other entity or organization of any nature whatsoever, and includes any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

"Sale Notice" shall have the meaning ascribed thereto in subsection 6(b);

"Sale Shares" shall have the meaning ascribed thereto in subsection 6(b);

"Shareholders" shall have the meaning ascribed thereto in subsection 7(a);

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"Tahoe" shall have the meaning ascribed thereto in the recitals to this Agreement and where applicable shall include any successor or combined company following a Non-Cash Transaction; and

"Tahoe Shares" means the common shares in the capital of Tahoe, if applicable, or its successor as a result of a Non-Cash Transaction.

All capitalized terms not otherwise defined herein shall have the meanings attributed thereto in the Transaction Agreement.

2.	Calculation of Vendors' Percentage

For the purposes of this Agreement, when calculating the Goldcorp Percentage:

a)

the Goldcorp Percentage at any given time shall be calculated by using the number of Tahoe Shares owned beneficially by Goldcorp and its Affiliates collectively and dividing such number by the number of Outstanding Equity Securities; and

b)

in the event that Tahoe issues Equity Securities in a Non-Cash Transaction, during the period between the closing of any such Non-Cash Transaction and the closing of the next Equity Financing, the Goldcorp Percentage for the purposes of this Agreement, including, but not limited to subsection 3(b), shall be deemed to be the Goldcorp Percentage immediately prior to the closing of the Non-Cash Transaction.

3.	The Goldcorp Right

a)

Subject to subsection 3(b), Goldcorp shall have the right (the "Goldcorp Right") to maintain the Goldcorp Percentage in the issued and outstanding Tahoe Shares in the event that Tahoe issues any Equity Securities pursuant to (i) an Equity Financing; or (ii) a Non-Cash Transaction.

	b)	If the Goldcorp Percentage falls below 20% for a continuous period of at least thirty (30) days, the Goldcorp Right granted in subsection 3(a) shall terminate and be of no further force and effect.

4.	Equity Financing

                    For so long as the Goldcorp Right continues to be in effect, in the event that Tahoe proposes to issue Equity Securities in connection with an Equity Financing:

a)

Tahoe shall deliver a notice to Goldcorp collectively in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least seven (7) Business Days prior to the proposed closing date of the Equity Financing (the "Equity Financing Notice") specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale; and (v) the proposed closing date of the Equity Financing;

b)

Goldcorp shall have the right to subscribe for and purchase that number of Equity Securities that Tahoe proposes to offer for sale as described in the Equity Financing Notice such that Goldcorp and its Affiliates collectively may maintain the Goldcorp Percentage immediately prior to the first public announcement of the proposed Equity

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Financing for the consideration and on the same terms and conditions as offered to the other potential purchasers all as set forth in the Equity Financing Notice. If Goldcorp elects to subscribe for such Equity Securities, Goldcorp shall provide written noticed to Tahoe by the close of business on the second Business Day following the day upon which the Equity Financing Notice is received by Goldcorp.

5.	Non-Cash Transactions

                    For so long as the Goldcorp Right continues to be in effect, in the event that Tahoe proposes to issue Equity Securities in connection with a Non-Cash Transaction:

a)

Tahoe shall deliver a notice to Goldcorp in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least seven (7) Business Days prior to the proposed closing date of the Non-Cash Transaction specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities which are proposed to be offered for sale in connection with the Non-Cash Transaction; (iv) the consideration for which the Equity Securities are proposed to be offered for sale in the Non-Cash Transaction; and (v) the proposed closing date of the Non-Cash Transaction;

b)

For the purposes of the next Equity Financing following the Non-Cash Transaction, Goldcorp shall be entitled to subscribe for such number of Equity Securities, on terms no less favourable to Goldcorp than the terms offered to other potential purchasers under such Equity Financing, as shall allow Goldcorp and its Affiliates collectively to maintain the Goldcorp Percentage held by them immediately prior to the closing of the Non-Cash Transaction.

6.	Sale or Pledge of Tahoe Shares by Goldcorp

For so long as the Goldcorp Right continues to be in effect:

a)

without the prior written approval of Tahoe, subject to paragraph (e) below, Goldcorp agrees not to sell or pledge any of its Tahoe Shares; provided, however, that this restriction shall terminate on June 8, 2012;

b)

if, at any time following June 8, 2012, Goldcorp wishes to sell a number of its Tahoe Shares which represents greater than or equal to 5% of the then Outstanding Equity Securities (the "Sale Shares"), Goldcorp will first give written notice to Tahoe (the "Sale Notice"), specifying the number of Sale Shares Goldcorp wishes to sell and the minimum cash price which Goldcorp is prepared to accept;

	c)	if, at any time Goldcorp wishes to sell or otherwise dispose of any Sale Shares, Goldcorp shall only do so through:

i)

a broad market distribution or through the facilities of any stock exchange upon which Tahoe Shares are traded, in which case Tahoe will provide all cooperation, including at the request of Goldcorp, the preparation, certification and filing of a prospectus in respect of such distribution, at the expense of Goldcorp and shall have the sole discretion to select the underwriter(s) or broker(s) for such sale;

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ii)

a private transaction or series of private transactions as a result of which no individual purchaser together with its Affiliates will acquire from Goldcorp, Sale Shares representing more than 5% of the Outstanding Equity Securities; or

iii)

a private transaction or series of private transactions as a result of which, an individual purchaser together with its Affiliates may acquire from Goldcorp, Sale Shares representing more than 5% of the Outstanding Equity Securities;

d)

notwithstanding the foregoing, Goldcorp has the right at any time to sell or transfer any of its Tahoe Shares to an Affiliate, provided such Affiliate agrees in writing, by executing a counterpart signing page, to be bound by the provisions of this Agreement; and

e)

notwithstanding anything to the contrary contained herein, following June 8, 2012, Goldcorp may, without the consent of Tahoe: (i) transfer, sell or tender any or all of its Tahoe Shares, or enter into an agreement to do any of the foregoing, pursuant to a take- over bid (as defined in the Securities Act (Ontario)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of Tahoe (each a "Change of Control Transaction") if, at the time of the transfer, sale or tender, or agreement to do any of the foregoing, the Change of Control Transaction is supported by the board of directors of Tahoe, (ii) transfer, sell or tender any or all of its Tahoe Shares, or enter into an agreement to do any of the foregoing, pursuant to a Change of Control Transaction that is not supported by the board of directors of Tahoe if, at the time of the transfer, sale or tender of its Tahoe Shares, or agreement to do any of the foregoing, there is not a competing transaction that is supported by the board of directors of Tahoe; provided that all of its Tahoe Shares not transferred, sold or tendered pursuant to a Change of Control Transaction will remain subject to the provisions of this Agreement and provided further that it shall be a condition of transfer that if such Change of Control Transaction is not completed, all of its Tahoe Shares shall remain subject to the restrictions herein and (iii) transfer any or all of its Tahoe Shares to any nominee or custodian where there is no change in beneficial ownership.

7.	Right to Nominate Directors

For so long as the Goldcorp Right continues to be in effect:

a)

Goldcorp shall be entitled to designate one individual (the "Goldcorp Director Nominee") to be nominated, approved and to serve as a director of Tahoe at each meeting of shareholders of Tahoe (the "Shareholders") at which directors of Tahoe are to be elected, provided that the Goldcorp Director Nominee consents in writing to serve as a director, is eligible under the BCBCA to serve as a director, and is acceptable to Tahoe's corporate governance committee, acting reasonably. In the event that the size of the Tahoe board of directors (the "Board of Directors") is increased or decreased after the date hereof, the number of persons Goldcorp is entitled to designate to be nominated, appointed and serve as directors of Tahoe, shall be increased or decreased, as applicable, to such number, rounded down to the closest whole number of directors, as is equal to the Goldcorp Percentage multiplied by the number of directors comprising the Board of Directors.

	b)	Tahoe shall take all steps as may be necessary to appoint the Goldcorp Director Nominee to the Board of Directors as soon as possible after the execution and delivery of this Agreement.

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c)

Tahoe shall cause the Goldcorp Director Nominee to be included in the slate of nominees proposed by the Board of Directors to its Shareholders for approval as directors at each meeting of the Shareholders where Directors are to be elected by Shareholders.

d)	Tahoe shall use all reasonable efforts to cause the election of the Goldcorp Director Nominee, including soliciting proxies in favour of the election of the Goldcorp Director Nominee.

e)

Tahoe shall notify Goldcorp in writing immediately upon determining the date of any meeting of which Directors are to be elected and Goldcorp shall advise Tahoe and the Board of Directors of the name of the Goldcorp Director Nominee at least fifty (50) days prior to any meeting at which Directors are to be elected or approved by the Shareholders, or within ten (10) days of being notified of the record date for such meeting if such record date is within sixty (60) days of such meeting.

f)	If Goldcorp does not advise Tahoe and the Board of Directors of the Goldcorp Director Nominee as required by subsection 7(e), then Goldcorp will be deemed to have nominated their incumbent nominees.

8.	Standstill

                    Until the first to occur of: (i) the Goldcorp Right ceasing to be in effect; (ii) June 8, 2015; or (iii) Kevin McArthur ceasing to be the Chief Executive Officer of Tahoe:

a)

provided that Tahoe has allowed Goldcorp to designate the proper number of the Goldcorp Director Nominees in accordance with Section 7 hereof, Goldcorp agrees that it will not vote any of its Tahoe Shares at meetings of Shareholders in favour of any nominee directors who are not nominated by the Board of Directors; and

b)

neither Goldcorp nor any of its Affiliates will, without the prior written authorization of the Board of Directors, directly, indirectly, or jointly or in concert with any Person unless otherwise expressly permitted by this Agreement, (i) purchase, offer or agree to purchase or negotiate to purchase any Equity Securities; (ii) solicit or join in or in any way directly or indirectly participate in a solicitation of proxies from the Shareholders or otherwise attempt to influence the conduct of the Shareholders, or (iii) advise, assist or encourage any Person to do, or take any action inconsistent with, any of the foregoing, save and except (A) in the case of an unsolicited take-over bid being made by a third party for at least 50.1% of the Outstanding Equity Securities, (B) in the case of the public announcement by Tahoe that it is seeking an acquisition or business combination in which it would not be the surviving entity as a publicly traded company, (C) following the date Tahoe enters into an agreement or letter of intent with a third party that provides for an acquisition of, or business combination with, Tahoe where it would not be the surviving entity as a publicly traded company, (D) following the date a third party commences a take-over bid, tender or exchange offer for, or publicly announces or discloses a proposal to acquire, all or a majority of the Outstanding Equity Securities or (E) following the date a third party enters into an agreement or letter of intent to acquire, or acquires, beneficial ownership of at least 50.1% of the Outstanding Equity Securities.

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9.	Notices

                    Any notice or other communication required or permitted to be given by this Agreement shall be in writing and shall be delivered in person or transmitted by facsimile transmission addressed as follows:

a)	if to Goldcorp:

c/o Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Executive Vice President, General Counsel
Email: charlene.ripley@goldcorp.com

with a copy sent to (which copy does not constitute notice hereunder):

Casseis Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario
M5H 3C2

Attention: Paul M. Stein
Email: pstein@casselsbrock.com

b)	if to Purchaser:

Suite 200, 5310 Kietzke Lane
Reno, Nevada 89511

Attention: President
Email: kmcarthur@tahoeresourcesinc.com

with a copy sent to (which copy does not constitute notice hereunder):

McMillan LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Amandeep Sandhu
Email: amandeep.sandhu@mcmillan.ca

                    Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered if such day is a Business Day and the notice is delivered before 5:00 p.m. local time at the place of delivery or otherwise on the next following Business Day.

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                    Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 9.

10.	Entire Agreement

                    This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties including the Original Shareholders Agreement.

11.	Successors and Assigns

                    This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. None of the Parties may assign any of their respective rights or obligations hereunder without the prior written consent of the other Parties provided that Goldcorp may assign their rights hereunder without the consent of the Purchaser pursuant to a sale or transfer of Tahoe Shares in accordance with the provisions of Section 6(e).

12.	Applicable Law

                    This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

13.	Headings

                    The headings used in this Agreement, and its division into sections and other subdivisions, do not affect its interpretation. References in this Agreement to sections and other subdivisions are to those parts of this Agreement.

14.	Amendment

                    This Agreement may be amended, modified or supplemented only by the written agreement of the Parties. The terms of the Original Shareholders Agreement are fully replaced and superseded by the terms of this Agreement.

15.	Counterparts

                    This Agreement may be executed in counterparts and delivered in portable document format (.PDF) or by facsimile transmission (with executed originals to be delivered), each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

16.	Number and Gender

                    Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

17.	Required Actions on Non-Business Days

                    If any day on or before which any action is required to be taken under this Agreement is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

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18.	Statutory References

                    Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

19.	Time

                    Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

20.	Time Periods

                    In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. Vancouver, British Columbia time on the last day of the period. If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. Vancouver, British Columbia time on the next Business Day.

21.	Interpretation of this Agreement

                    The Parties acknowledge that they have each participated in settling the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

22.	Severability

                    lf any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

23.	Further Assurances

                    Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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                    IN WITNESS WHEREOF, the Parties have caused this Amended and Restated Shareholders' Agreement to be executed by their duly authorized officers on the date first appearing above.

GOLDCORP INC.

By:	“Charlene Ripley”
	Name:	Charlene Ripley
	Title:	Executive Vice President,
General Counsel

By:	“Anna M. Tudela”
	Name:	Anna M. Tudela
	Title:	Vice President, Regulatory
Affairs and Corporate Secretary

TAHOE RESOURCES INC.

By:	“Kevin McArthur”
Name: C. Kevin McArthur
	Title:	Vice Chair & CEO

By:	“Edie Hofmeister”
Name: Edie Hofmeister
	Title:	VP Corporate Affairs

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